

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 3720

October 15, 2009

<u>Via U.S. Mail and Facsimile</u>

David Gormley
Company Secretary
British Sky Broadcasting Group plc
Grant Way, Isleworth, Middlesex
TW7 5QD
England

   **RE:** **British Sky Broadcasting Group plc**
     **Form 20-F for the fiscal year ended June 30, 2009**
     **Filed July 31, 2009**
     **File No. 001-13488**

Dear Mr. Gormley:

  We have completed our review of your filing and have no further comments at this time.

        Sincerely,
        /s Robert Bartelmes, for

        Larry Spirgel
        Assistant Director